July 14, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

Washington, D.C. 20549

Re: Sunset Island Group, Inc.

Registration Statement on Form S-1 Filed June 26, 2017

File No. 333-218967

Ladies and Gentlemen:

On behalf of Sunset Island Group, Inc. (the “Company”), enclosed for review by the Securities and Exchange Commission (the “Commission”), is Amendment No. 1 to the Company’s Registration Statement on Form S-1 (as amended, the “Form S-1”).

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form S-1 filed June 26, 2017

Use of Proceeds, page 16

1.	With respect to the proceeds that will be used to repay indebtedness, please provide disclosure required by Instruction 4 to Item 504 of Regulation S-K.

Response: Revised to remove the language of Debt Repayment

2.

We note you intend to use offering proceeds to "build out" space to expand your greenhouse space. Your disclosure also indicates that you issued a note in the amount of $123,000 that was used to "build out" greenhouse space in the quarter ended April 30, 2017. Also, Note 5 to the financial statements indicates you may apply some of the funds from the note issuance to a "possible joint venture" with the note holder. Please revise the appropriate section or sections of your filing to clarify the current status of your operations, including the status of any licenses and/or permits necessary to expand your greenhouse space and to conduct operations there. Please also describe the joint venture and its status. Further, describe the scope of the improvements to the greenhouse that you have already made with the proceeds from the note. Finally, in the Use of Proceeds section, please clarify your intended use(s) of offering proceeds with respect to both the joint venture and the green house "build out." For instance, what specifically will you accomplish with the offering proceeds?

Valerie Baugher

Sunset Island Group

July 14, 2017

Response: Revised to include language that the build out space refers to the expansion from the Company’s current 12,000 square feet. The Company borrowed funds to complete the build out of the initial 12,000 square feet. The Company has filed for permits for 22,000 square feet of greenhouse space; which the 12,000 square feet falls under.

Revised and updated the language to clarify that the proceeds of the notes are currently in discussion to be converted into a funding agreement whereby the note holder will receive $250-300 per pound that is produced from the Company’s current operations. Once the agreement has been finalized we will file it as an exhibit either as an amendment to the S-1 or under Form 8-K.

Revised and updated language to clarify that the initial 12,000 square feet has been fully built out and that we have begun harvesting the initial grow bays in July.

Revised to clarify the permit process in the County of Monterrey and that the Company has begun the filing process for its permit with the County for 22,000 square feet.

Exhibits

3.	Please file as exhibits to your registration statement the note(s) related to the borrowing arrangements referenced in Notes 5 and 6 to your interim financial statements dated April 30, 2017 and your lease agreement dated March 1, 2017. Refer to Item 601(b)(10) of Regulation S-K.

Response: Revised to include the requested exhibits

4.	Please have legal counsel expand the legal opinion to opine on all the common stock covered by the registration statement.

Response: Revised to fix the typo

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sunset Island Group, Inc.

By:	/s/ Valerie Baugher
Name:	Valerie Baugher
Title:	President